SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

KAISER VENTURES LLC

(Name of Subject Company (Issuer))

KAISER VENTURES LLC

(Name of Filing Person (Offeror))

CLASS A UNITS

(Title of Class Securities)

483101101

(CUSIP Number of Class of Securities)

Richard E. Stoddard

Chief Executive Officer

Kaiser Ventures LLC

3633 East Inland Empire Boulevard, Suite 480

Ontario, California 91764

(909) 483-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Theodore E. Guth, Esq.

Manatt, Phelps & Phillips, LLP

11355 West Olympic Boulevard

Los Angeles, California 90064

(310) 312-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$758,700	$29.82

*	Filing fees of $24.76 have been previously paid. See below. For purposes of calculating the filing fee only, this amount is based on the purchase of 843,000 outstanding Class A Units at the tender offer price of $.90 per Unit.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24.76 Filing Party: Kaiser Ventures LLC

Form or Registration No.: 005-81572 Date Filed: October 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

(AMENDMENT NO. 4)

This Amendment No. 4 (the “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on October 15, 2008 by Kaiser Ventures LLC (“Kaiser”), as amended by Amendment No. 1 to the Schedule TO filed with the SEC on October 29, 2008 and Amendment No. 2 to the Schedule TO filed with the SEC on November 13, 2008, and Amendment No. 3 to the Schedule TO filed with the SEC on November 14, 2008 (collectively, the “Schedule TO”). The Schedule TO relates to the offer by Kaiser of up to 700,000 Class A units (the “Units”) at $.90 per Unit (the “Offer to Purchase”).

Except as amended and supplemented hereby, all terms of the Offer to Purchase, the Company Offer (as defined in the Offer to Purchase) and all disclosures set forth in the Schedule TO and the Exhibits and schedules thereto remain unchanged. This Amendment is made to report the preliminary results of the Company Offer.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On December 2, 2008, Kaiser issued a press release announcing the preliminary results of the Company Offer which expired at 3:00 p.m., Pacific Time, on Monday, December 1, 2008. A copy of the press release is filed as exhibit (a)(5)(iv) to Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iv)	Press Release dated December 2, 2008

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER VENTURES LLC

Dated: December 2, 2008

By:	/s/ Terry L. Cook
Name: Terry L. Cook
Title: Executive Vice President – General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated October 14, 2008*

(a)(1)(ii)	Letter of Transmittal*

(a)(2)	Letter to Unitholders dated October 14, 2008*

(a)(2)(ii)	Letter to Unitholders dated November 14, 2008*

(a)(5)(i)	Press Release dated October 14, 2008*

(a)(5)(ii)	Notice of Withdrawal from the MPF Offer*

(a)(5)(iii)	Press Release dated November 14, 2008*

(a)(5)(iv)	Press Release dated December 2, 2008**

*	Previously filed with the Schedule TO

**	Filed herewith